Winton Diversified Opportunities Fund
                            One Freedom Valley Drive
                                 Oaks, PA 19456


September 11, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Marianne Dobelbower, Esq.

Re: Request for Acceleration of the Effective Date of Winton Diversified Opportunities Fund's Pre-Effective Amendment No. 2 Under the Securities Act of 1933 and Amendment No. 2 Under the Investment Company Act of 1940 Filed on September 11, 2015 (File Nos. 333-201801 and 811-23028)
     ---------------------------------------------------------------------------

Dear Ms. Dobelbower:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Tuesday, September 15, 2015, or as soon thereafter as practicable.

In connection with this request, SEI Investments Distribution Co., the underwriter for Winton Diversified Opportunities Fund, has also signed this letter requesting acceleration.

Very truly yours,


Winton Diversified Opportunities Fund           SEI Investments Distribution Co.

       /s/ Dianne M. Descoteaux                        /s/ John Munch
       ----------------------------                    -------------------------
By:    Dianne M. Descoteaux                     By:    John Munch
Title: Vice President and Secretary             Title: General Counsel and
                                                       Secretary